Hollysys Automation Technologies Wins a High-speed Rail Signaling Contract valued at US$ 12.36 Million

Beijing, China – July 28, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has been awarded a sizable contract to supply its ground-based high-speed rail signaling system to the Phase I of Tai-Zhong-Yin Railway Line, with contract value at approximately US$ 12.36 million or RMB 83.80 million.

Pursuant to the terms of the contract, Hollysys will supply its ground-based high-speed railway signaling system, including Train Control Centers (TCC), Temporary Speed Restriction Servers (TSRS), and Line Side Electronic Units (LEU) to the Phase I of Tai-Zhong-Yin Railway Line. Tai-Zhong-Yin Railway Line connects Taiyuan, the capital of Shanxi Province, and Yinchuan, the capital of Ningxia Province, via the city of Zhongwei in Ningxia, with 944 km in total length. The Phase I of Tai-Zhong-Yin Railway Line is approximately 460 km from Taiyuan to Dingbian, with a designed traveling speed of 200km/h. The Phase I of Tai-Zhong-Yin Railway Line is scheduled for commercial operation by the end of 2010.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased to announce the contract win of supplying our ground-based high-speed rail signaling system to Tai-Zhong-Yin Railway Line. This contract win is a strong validation of Hollysys’ state-of-the-art high-speed rail signaling system, which is built from its advanced technology platform, outstanding project implementation, and excellent after-sales services. It also marks our successful penetration into China’s northwest high-speed rail market. This lays a solid foundation for Hollysys to capture its fair share in this geographic segment going forward, to further establish Hollysys as a leading player in China’s burgeoning high-speed rail market. “

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Safe Harbor
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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com